UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 30 September 2012

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (04 September 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (18 September 2012
Announcement Company announces filing of 20-F for year ended 30 June 2012. (05 September 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (19 September 2012
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (05 September 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (20 September 2012
Announcement Company announces lodging of Annual Report for year ended 30 June 2012 and associated documents with the National Storage Mechanism. (10 September 2012)	Announcement Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein. (20 September 2012)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 September 2012)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (24 September 2012
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (10 September 2012)	Announcement Company issues joint statement with United Spirits Ltd. (25 September 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (11 September 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (26 September 2012
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (12 September 2012)

Announcement

Company notified of transactions under the Discretionary Incentive Plan and Mr Williams, a PDMR, informs the Company of his beneficial interests therein.

Company notified of transactions in respect of the Company’s Performance Share Plan and Mr Walsh, Ms Mahlan, Mr Menezes and PDMRs inform the Company of their interests therein.

(27 September 2012)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (13 September 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (27 September 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (14 September 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (28 September 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (17 September 2012)	Announcement Company announces total voting rights. (28 September 2012)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 24 October 2012	By:	/s/ C Kynaston
	Name: Title:	C Kynaston Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:06 04-Sep-2012
Number	21505-41C2

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 35,263 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,723,410 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,398,915.

John Nicholls

Deputy Company Secretary

4 September 2012

Company	Diageo PLC
TIDM	DGE
Headline	20-F - Annual Financial Report
Released	14:35 05-Sep-2012
Number	21435-72A9

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.1 OF THE LISTING RULES

Diageo plc (the "Company") announces that it has today filed its Annual Report for the year ended 30 June 2012 on Form 20-F ("20-F") with the US Securities and Exchange Commission. The 20-F includes the business description, business review, directors and senior management, directors' remuneration report, corporate governance report, directors' report and consolidated financial statements.

The Company's Annual Report for the year ended 30 June 2012, together with the Notice of Meeting and Form of Proxy/Letter of Direction for the 2012 Annual General Meeting, will be sent to shareholders on 10 September 2012.

The 20-F and the Annual Report are available on the Company's website at www.diageo.com.

John Nicholls

Deputy Company Secretary

5 September 2012

Company	Diageo PLC
TIDM	DGE
Headline	20-F - Annual Financial Report
Released	14:35 05-Sep-2012
Number	21435-72A9

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 86,615 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,636,795 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,485,530.

John Nicholls

Deputy Company Secretary

5 September 2012

Company	Diageo PLC
TIDM	DGE
Headline	Annual Financial Report
Released	15:25 10-Sep-2012
Number	21524-E9DB

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.1 OF THE LISTING RULES

Diageo plc (the "Company") announces that in accordance with paragraph 9.6.1 of the Listing Rules, the Annual Report for the year ended 30 June 2012 has been uploaded to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do, together with the following documents:

* Notice of 2012 Annual General Meeting; and

* Form of Proxy/Letter of Direction.

Shareholder documents are available on the Company's website, at www.diageo.com. Shareholders may request a hard copy of Diageo's 2012 Annual Report, free of charge, by contacting The Registrar, Diageo plc, Edinburgh Park, 5 Lochside Way, Edinburgh EH12 9DT.

John Nicholls

Deputy Company Secretary

10 September 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:38 10-Sep-2012
Number	21536-A32E

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 September 2012 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 September 2012 under the Plan, by Diageo Share Ownership Trustees Limited (the"Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	12

PS Walsh	10

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR")were allocated Ordinary Shares on 10 September 2012 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	12

D Gosnell	10

J Grover	10

A Morgan	10

G Williams	10

I Wright	10

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £16.92.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 September 2012 from Dr FB Humer, a director of the Company, that he had purchased 490 Ordinary Shares on 10 September 2012 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £16.92.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	42,007

D Mahlan	94,912 (of which 94,534 are held as ADS)

PS Walsh	651,612

Name of PDMR	Number of Ordinary Shares

N Blazquez	55,856

D Gosnell	81,523

J Grover	154,972

A Morgan	150,860

G Williams	173,970 (of which 6,424 are held as ADS)

I Wright	36,422

J Nicholls

Deputy Company Secretary

10 September 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:39 10-Sep-2012
Number	21539-63AF

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 52,950 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,583,845 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,538,480.

John Nicholls

Deputy Company Secretary

10 September 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:35 11-Sep-2012
Number	21534-F6BB

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 13,892 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,569,953 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,552,372.

John Nicholls

Deputy Company Secretary

11 September 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:49 12-Sep-2012
Number	21449-B58D

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 21,431 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,548,522 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,573,803.

John Nicholls

Deputy Company Secretary

12 September 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:56 13-Sep-2012
Number	21453-09AE

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 16,276 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,532,246 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,590,079.

John Nicholls

Deputy Company Secretary

13 September 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:36 14-Sep-2012
Number	21428-9D33

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 19,841 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,512,405 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,609,920.

John Nicholls

Deputy Company Secretary

14 September 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:17 17-Sep-2012
Number	21215-67D3

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 4,840 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,507,565 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,614,760.

John Nicholls

Deputy Company Secretary

17 September 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:15 18-Sep-2012
Number	21614-AD0C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 437,975 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,069,590 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,507,052,735.

John Nicholls

Deputy Company Secretary

18 September 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:58 19-Sep-2012
Number	21256-19BA

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 36,957 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,032,633 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,507,089,692.

John Nicholls

Deputy Company Secretary

19 September 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:08 20-Sep-2012
Number	21507-2403

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 14,754 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,017,879 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,507,104,446.

John Nicholls

Deputy Company Secretary

20 September 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:34 20-Sep-2012
Number	21533-E19E

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 20 September 2012 that the directors and Persons Discharging Managerial Responsibilities ("PDMRs") shown below, together with other eligible employees, were awarded ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "SIP"), an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries on 20 September 2012:

Name of Director	No. of Ordinary Shares

D Mahlan	176

P S Walsh	176

Name of PDMR	No. of Ordinary Shares

N Blazquez	176

A Fennell	176

D Gosnell	176

J Grover	176

A Morgan	176

G Williams	176

I Wright	176

The Ordinary Shares were awarded at no cost to Plan participants ("Freeshares"), to a value based on a percentage of the participant's salary on 30 June 2012 and the Company's profits for the financial year ended 30 June 2012, subject to a maximum per SIP participant of £3,000 in value per tax year. Freeshares are awarded annually and cannot normally be disposed of for a period of three years after the award date.

As a result of the above transactions the interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares* ("ADS") (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	No. of Ordinary Shares

D Mahlan	95,088 (of which 94,534 are held as ADS)

P S Walsh	651,788

Name of PDMR	No. of Ordinary Shares

N Blazquez	56,032

A Fennell	9,870**

D Gosnell	81,699

J Grover	155,148

A Morgan	151,036

G Williams	174,146 (of which 6,424 are held as ADS)

I Wright	36,598

*1 ADS is the equivalent of 4 Ordinary Shares.

** Holding in Ordinary Shares has been adjusted to include 3,120 Ordinary

Shares held by his Spouse.

J Nicholls

Deputy Company Secretary

20 September 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:19 24-Sep-2012
Number	21217-D3B7

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 75,281 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 246,942,598 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,507,179,727.

John Nicholls

Deputy Company Secretary

24 September 2012

Company	Diageo PLC
TIDM	DGE
Headline	Statement from Diageo plc and United Spirits Ltd
Released	07:05 25-Sep-2012
Number	0552N07

RNS Number : 0552N

Diageo PLC

25 September 2012

25 September 2012

Joint statement from Diageo plc and United Spirits Limited

Today Diageo plc and United Spirits Limited have issued the following joint statement:

United Spirits Limited and Diageo plc confirm that Diageo plc is in discussion with United Spirits Limited and United Breweries (Holdings) Limited in respect of possible transactions for Diageo plc to acquire an interest in United Spirits Limited. However there is no certainty that these discussions will lead to a transaction.

-ENDS-

Investor enquiries

Agnes Bota

+36 1 580 1022

investor.relations@diageo.com

Media enquiries

Rowan Pearman

+44 (0)20 8978 4751

Kirsty King

+44 (0)20 8978 6855

media.comms@diageo.com

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people and its brands, visit www.diageo.com. For Diageo's global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit www.DRINKiQ.com.

Celebrating life, every day, everywhere.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:00 26-Sep-2012
Number	21559-3B3D

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 1,465,399 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 245,477,199 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,508,649,376.

John Nicholls

Deputy Company Secretary

26 September 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:36 27-Sep-2012
Number	21435-82D1

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. on 26 September 2012 the Company released Ordinary Shares to the following person discharging managerial responsibilities ("PDMR") in respect of awards made under the Company's discretionary incentive plan ("DIP") on 16 September 2008:

Name of PDMR	Number of Ordinary Shares released	Number of of Ordinary Shares sold#	Balance of Ordinary Shares retained and beneficially owned

G Williams	25,765	13,432	12,333

The Ordinary Shares were sold at a price per share of £17.47.

2. on 26 September 2012 the Company released Ordinary Shares and ADSs to the following directors and PDMRS under the Company's performance share plan ("PSP") at a level of 65%. The awards were made on 17 September 2009. The balance of each award has lapsed.

3.

Name of Director
Number of of Ordinary Shares	Number of of Ordinary Shares sold#	Balance of Ordinary Shares retained and beneficially owned

P Walsh	315,972	164,717	151,255

Name of Director	Number of ADS	Number of ADS sold#	Balance of ADS retained and beneficially owned

D Mahlan	13,224	6,894	6,330

Name of PDMR	Number of of Ordinary Shares released	Number of of Ordinary Shares sold#	Balance of Ordinary Shares retained and beneficially owned

N Blazquez	33,922	17,684	16,238

A Fennell	53,345	27,809	25,536

G Ghostine	57,200	20,071	37,129

D Gosnell	54,166 28,	237	25,929

J Grover	58,433	30,462	27,971

A Morgan	80,100	41,757	38,343

G Williams	65,656	34,227	31,429

I Wright	28,997	15,117	13,880

Name of PDMR	Number of ADS released	Number of ADS shares sold#	Balance of ADS shares retained and beneficially owned

I Menezes	32,745	15,124	17,621

J Millian	13,601	4,970	8,631

T Proctor	24,148	12,122	12,026

L Schwartz	14,483	6,689	7,794

The Ordinary Shares were sold at a price per share of £17.47 and the ADSs were sold a price per ADS of $112.76:

As a result of the above transactions the interests of the Director and PDMRs in the Company's Ordinary Shares and ADS's (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	No. of Ordinary Shares

D Mahlan	120,408 (of which 119,854 are held as ADS)

I Menezes	509,730 (of which 416,732 are held as ADS)

P Walsh	803,043

Name of PDMR	No. of Ordinary Shares

N Blazquez	72,270

A Fennell	35,406

G Ghostine	102,499 (of which 33,126 are held as ADS)

D Gosnell	107,628

J Grover	183,119

A Morgan	189,379

G Williams	217,908 (of which 6,424 are held as ADS)

I Wright	50,478

No. of ADSs

J Millian	19,760

T Proctor	41,688

L Schwartz	19,528

J Nicholls

Deputy Company Secretary

27 September 2012

# Ordinary Shares/ADS sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance/social security liabilities on awards released under the DIP and the PSP.

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:57 27-Sep-2012
Number	21456-70B8

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 70,543 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 245,406,656 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,508,719,919.

John Nicholls

Deputy Company Secretary

27 September 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:19 28-Sep-2012
Number	21416-BCD1

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 17,412 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 245,389,244 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,508,737,331.

John Nicholls

Deputy Company Secretary

28 September 2012

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	14:20 28-Sep-2012
Number	21419-0CE4

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,126,575 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 245,389,244 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,508,737,331 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

John Nicholls

Deputy Company Secretary

28 September 2012